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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


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                                SCHEDULE 14D-1
                               (Amendment No. 3)

                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                                 BAREFOOT INC.
                           (Name of Subject Company)


                       SERVICEMASTER LIMITED PARTNERSHIP
                                   (Bidder)


                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                   067512103
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                     (CUSIP Number of Class of Securities)


                               Vernon T. Squires
                   Senior Vice President and General Counsel
                             One ServiceMaster Way
                      Downers Grove, Illinois  60515-9869
                           Telephone: (630) 271-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                                  Copies to:

                              Robert H. Kinderman
                               Kirkland & Ellis
                             200 E. Randolph Drive
                           Chicago, Illinois  60601

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     ServiceMaster Limited Partnership, a Delaware limited partnership ("ServiceMaster") hereby amends its Tender Offer Statement on Schedule 14D-1 relating to its offer to acquire each outstanding share ("Barefoot Share") of common stock, par value $.01 per share, of Barefoot Inc. ("Barefoot") a Delaware corporation, together with the associated Series A Junior Participating Preferred Stock Purchase Rights not already owned by ServiceMaster.

ITEM 10.  ADDITIONAL INFORMATION

     On February 18, 1997 ServiceMaster entered into an agreement with WMX Technologies, Inc. ("WMX") under which ServiceMaster will repurchase the interest held by WMX in ServiceMaster. A copy of this agreement is set forth as exhibit (a)(12) hereto.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(11) Text of press release issued by ServiceMaster on February 19, 1997.

         (a)(12) Share Repurchase Agreement between ServiceMaster and WMX Technologies, Inc. dated February 18, 1997.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 19, 1997

                                  SERVICEMASTER LIMITED PARTNERSHIP



                                  By: Vernon T. Squires
                                      -----------------------------------------
                                      Name: Vernon T. Squires
                                      Title:  Senior Vice President and General
                                              Counsel

                                 EXHIBIT INDEX



 EXHIBIT
 NUMBER                       EXHIBIT DESCRIPTION
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(a)(11)    Text of press release issued by ServiceMaster on February 19, 1997.

(a)(12) Share Repurchase Agreement between ServiceMaster and WMX Technologies, Inc. dated February 18, 1997.